Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

The following is a slide presentation from a webcast hosted by AT&T and DIRECTV to discuss the transaction.

May 19, 2014
AT&T to Acquire DIRECTV
© 2014 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies.
All other marks contained herein are the property of their respective owners.

Michael White
Chairman, President and Chief Executive Officer, DirecTV, Inc.
Call Participants
Randall Stephenson
Chairman, President and Chief Executive Officer, AT&T, Inc.
Wayne Watts
AT&T Senior Executive Vice President and General Counsel
John Stephens
AT&T Senior Executive Vice President and Chief Financial Officer

Cautionary Language Concerning
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DirecTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.
Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DirecTV and are subject to significant risks and uncertainties outside of our control.
This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.AT&T.com/investor.relations
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-
looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DirecTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and
(7) the effect of the announcement of the proposed merger on the ability of DirecTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DirecTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DirecTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DirecTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange
Commission (“SEC”).  STOCKHOLDERS OF DirecTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH
THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DirecTV, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.AT&T.com.  Copies of documents filed with the SEC by
DirecTV will be made available free of charge on DirecTV’s website at http://www.DirecTV.com.
Participants in Solicitation
AT&T and its directors and executive officers, and DirecTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DirecTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014.
Information about the directors and executive officers of DirecTV is set forth in the proxy statement for DirecTV’s
2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Transaction Delivers Significant Value
• $95 per share - $66.50 in AT&T stock and $28.50 cash per share
• $48.5B equity value; $67.1B transaction value
• Implies multiple*of 7.7x 2014E EBITDA and 6.5x 2014E EBITDA including cost synergies
• Unique combination of two industry leaders with complementary market positions
• Creates content distribution leader across mobile, video and broadband platforms
• Adjusted EPS accretive within 12 months**
• Free cash flow per share accretive within 12 months
• Cost synergies expected to exceed $1.6 billion annual run rate by year three
• DirecTV stockholders
• DOJ, FCC, a few states, and some Latin American countries
• Closing expected within approximately 12 months
DirecTV
Premier Video Customer Base
Unique Set of Assets
2013 Financial Results
* Adjusted for value of non-consolidated assets
** Adjusted to exclude non-cash purchase accounting adjustments

• US: 20.3 million
• Latin America: 18.1 million
• World’s largest  pay TV
provider
• Leading Latin American
presence
• Highly skilled workforce
• Market-leading video content
• NFL Sunday Ticket
• Efficient video delivery
platform
• $31.8 billion revenues
• $8.0 billion EBITDA
• $2.6 billion free cash flow
Consideration to DirecTV Stockholders
Growth Opportunities
AT&T Financial Expectations
Approvals Required

Content Distribution Leader Across Multiple Platforms
DirecTV Premier Assets and Capabilities
Combination Creates a Unique Business Model

* 4G LTE build expected to be substantially complete by summer 2014.
•
Premier TV brand with strongest content relationships
•
Best-in-class video distribution platform with OTT capabilities
•
Capital-efficient video model with strong cash flows
•
Leadership team skilled in content, marketing and platform development
•
Unique competitor with distribution scale and innovative bundling opportunities
•
Nationwide video reach
•
Nationwide wireless – 300 million 4G LTE POPs*
•
Broadband expansion to 70 million customer locations
•
Unparalleled video content opportunities across mobile, video and broadband
•
Significant growth opportunities with Latin America’s leading pay TV provider
•
Diversifies revenue base – accelerates broadband growth, immediate video lift and significant geographic diversification

Compelling Benefits to Customers
More Competitive Choice
Commitment to Expand and Enhance Broadband Build
Consumer Commitments Upon Closing

•
Better customer experience and stronger competitive alternative to cable
•
Convenience and efficiency of a single provider for mobility, broadband and video
•
Scale to drive product innovation including OTT alternatives
•
Builds off existing Project VIP initiative to increase high-speed broadband coverage to about
70 million customer locations nationwide
•
Expands and enhances broadband by 15 million customer locations, mostly rural households
•
AT&T’s IP broadband service offered standalone at guaranteed prices for 3 years
•
DirecTV’s standalone video packages offered at a consistent nationwide price for 3 years
•
Continued commitment to FCC Open Internet protections for 3 years after close
•
AT&T continues to expect to meaningfully participate in spectrum auctions

Significant Upside for DirecTV Stockholders
•
Transaction creates immediate and long-term value
•
30% premium to DirecTV’s unaffected closing share price of $73.17 on March 25, 2014*
•
$95 per share represents a 185% total return to DirecTV stockholders since Jan 1, 2010
•
Attractive consideration mix:
o
30% cash and 70% stock, with value protection via:
Symmetrical collar (+/- 5%) helps protect value during the pendency of the transaction while providing the ability to share in strong upside potential
Solid AT&T dividend (~5% yield) that has been increased every year for 30 years
•
DirecTV stockholders to own approximately 15% of the pro forma entity
o
Continue to participate in the benefits and growth of the combined company
Significant cross selling opportunities, expanded competitive bundles, and innovative new services
o
Participate in annual pre-tax synergies to exceed $1.6 billion by year three
o
AT&T’s operating and financial resources complement DirecTV’s leading
Latin American Pay TV business and fixed wireless broadband expansion

*Prior to Bloomberg article speculating on DISH to approach DIRECTV post Comcast/Time Warner Cable merger announcement

Compelling Benefits to DirecTV Customers and Employees

Positions DirecTV to further capitalize on evolving preferences for bundles and viewing anytime anywhere on any screen – smartphone, laptop, TV or tablet
Win-Win for Customers
Creates a unique combination of a premium content distributor with a truly integrated mobile video platform – both inside and outside of the home
Leverages the content experience of DirecTV with AT&T’s significant broadband coverage and nationwide mobile reach, redefining how customers experience video entertainment
Most extensive bundle of top-quality broadband, video and mobile services
Accelerates innovation to provide revolutionary products across complementary nationwide networks
Enhances DirecTV’s leading distribution network with an established retail presence
Delivers Value to Employees
Similar cultures of innovation and customer service, expanded career benefits and enhanced growth opportunities
Commitment to keeping HQ in El Segundo demonstrates recognition that employees are best asset
AT&T has successful track record of integration – expect seamless transition

Equity Value at $95 share price $48.5
Consideration to Equity Holders $48.5
AT&T/DirecTV Deal Summary
($in billions)
Net Debt $18.6
Current AT&T Shares Outstanding 5,190M*
AT&T Stock $34.0
Adjusted EPS accretive within
12 months**
Free cash flow per share accretive
within 12 months
Continued financial strength to
participate in upcoming spectrum
auctions
Expect to maintain strongest balance
sheet in the telecom industry
2014 guidance largely unchanged
•
•
•
•
Post-Closing AT&T Shares Outstanding 6,114M*
DirecTV Net Debt $18.6
Incremental Debt from Transaction $26.1
Financial Expectations
Less: Cash from Asset Monetization ~$7.0
Net Cash Funding $7.5

* At April 30, 2014, there were 5,190 million AT&T common shares outstanding. Post-closing is proforma for transaction shares issued, based on
AT&T May 15 closing price of $36.74
** Adjusted to exclude non-cash purchase accounting adjustments
Free cash flow is cash from operations less capital expenditures. Net debt is total debt less cash and cash equivalents. EBITDA is operating income before depreciation and amortization. Numbers may not foot due to rounding.
Intention to sell  América Móvil requires
cost accounting
Expect reduction in 2014 equity income of
approximately 5 cents per share
Gain from sale of shares will be adjusted
EPS growth guidance expected at low-
end of mid-single-digit growth range
DirecTV Transaction Value
$67.1
Cash Consideration
$14.5

Transaction Creates Unique Competitor Across Mobile, Video
and Broadband Platforms
Combined Scale & Capabilities:
Nationwide Mobile Broadband
4G LTE network
300 million LTE POPs*
Nationwide Video Reach
High speed broadband -
70 million customer locations
**
Proven management team with
a track record of integrating
large acquisitions
Strong position in evolving market
Large-scale provider of mobile, video and
broadband with strong customer relationships
Scale pay TV business with OTT optionality
Unparalleled relationship with content
aggregators, best positioned to participate in
evolving product offerings including OTT
Expanded distribution and sales capabilities
Nationwide retail presence, extensive dealer
network and national installation capabilities
Valuable Latin American operations
Significant upside in Latin America, with
untapped penetration and prepaid opportunity

* 4G LTE build expected to be substantially complete by summer 2014
** With proposed expansion
.

Q&A
© 2014 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.